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                           October 8, 2020

       Alfred Altomari
       Chairman and Chief Executive Officer
       Agile Therapeutics, Inc.
       101 Poor Farm Road
       Princeton, NJ 08540

                                                        Re: Agile Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2020
                                                            File No. 333-249273

       Dear Mr. Altomari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Bryan S. Keighery, Esq.